

Mail Stop 3720

April 6, 2011

Via U.S. Mail and Fax
Richard Turner
Treasurer and Chief Financial Officer
Assurance Group, Inc.
1150 S. US Highway 1
Suite 301
Jupiter, FL   33477

Re: **Assurance Group Inc.**
   Item 4.01 Form 8-K
   Filed   April 4, 2011
   File No.   000-52872

Dear Mr. Turner:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K
Item 4.01

1. Amend the report to include all of the information required by Item 304 of Regulation S-K. State whether the former accountant resigned, declined to stand for re-election or was dismissed, and the date. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

2. As required by Item 304(a)(1)(iv) of Regulation S-K, the disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Your Form 8-K currently only covers any disagreements with the former accountant for the fiscal years ended December 31, 2005, 2006 and 2007 and subsequent interim periods. Please revise your Form 8-K to cover any disagreements with the former accountant through the date of resignation.

3. Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of resignation, declination or dismissal.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have an additional comment after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

Larry Spirgel
Assistant Director